Exhibit 99.92

NexGen Significantly Extends Mineralization in the A2 and A3 Shears to the Northeast

Vancouver, BC, February 23, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report the first results from the 35,000 m winter 2017 drilling program at our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Several drill holes have intersected significant mineralization in previously untested areas located outside the maiden A2 and A3 resource grade shells of the Arrow Deposit to the northeast, including some of the most intense mineralization encountered in the A3 shear to date.

Highlights:

A2 Shear Northeast Extension

•

Drill hole AR-17-119c1 has extended mineralization 120 m to the northeast of the maiden A2 resource grade shell intersecting 21.5 m of total composite mineralization including 1.15 m of total off-scale radioactivity (>10,000 to 53,000 cps) within a 95.0 m section (485.0 to 580.0 m).

•

Scissor hole AR-17-116c2 drilled 35 m northeast from the edge of the maiden A2 grade shell intersected 47.0 m of total composite mineralization including 3.05 m of total off-scale radioactivity (>10,000 to >61,000 cps) within a 111.0 m section (642.0 to 753.0 m).

A3 Shear Northeast Extension

•

Scissor hole AR-17-116c1 was drilled up-dip and northeast in a previously untested area approximately 45 m to the northeast boundary of the maiden A3 resource grade shell intersecting 64.0 m of total composite mineralization including 6.5 m of total off-scale radioactivity (>10,000 to >61,000 cps) within an 84.5 m section (425.5 to 510.0 m).

•	Scissor hole AR-17-114c2 intersected 54.0 m of total composite mineralization including 6.55 m of total off-scale radioactivity (>10,000 to >61,000 cps) within a 139.0 m section (437.5 to 576.5 m).

•

Scissor hole AR-17-118c1 intersected 55.0 m of total composite mineralization including 6.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 104.0 m section (571.5 to 675.5 m).

A2 High Grade Domain

•

Scissor hole AR-17-117c1 (25 m southwest and up-dip from AR-15-44b) intersected 72.0 m of total composite mineralization including 11.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 151.5 m section (461.0 to 612.5 m).

•

Scissor hole AR-17-114c2 (115 m northeast and down-dip from AR-15-44b) intersected 41.0 m of total composite mineralization including 7.35 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 109.0 m section (626.0 to 735.0 m).

•

Scissor hole AR-17-114c1 (87 m northeast and down-dip from AR-15-44b) intersected 77.0 m of total composite mineralization including 5.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 105.5 m section (607.5 to 713.0 m).

Arrow, Activities & Financial

•	The 2017 winter program comprising a minimum of 35,000 m of drilling with seven drill rigs is underway.

•	An updated NI 43-101 resource estimate on the Arrow Deposit is scheduled for the first half of 2017.

•	The Company has cash on hand of approximately $70 million.

The A2 and A3 long sections as well as a map showing drill hole locations are shown in Figures 1 to 3. Table 1 is a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “The objectives of the 2017 winter drill program are weighted towards expanding the area of mineralization at Arrow and subsequent infilling of the deposit. The first batch of results from the 2017 program have materially expanded the A2 and A3 shears to the northeast demonstrating continuity of these broad mineralized shears and include high grade sub-intervals. High grade sub-intervals in the A2 led us to discover the high grade A2 sub-zone. The northeast extension of the A2, the up-dip northeast extension of the A3 shear, and the southwest gap between Arrow and the 180 m southwest area are all high priorities given their growth profiles.”

Leigh Curyer, Chief Executive Officer, commented: “These initial 2017 results suggest the ultimate extent of Arrow is still in the early stages of definition. It’s quite remarkable considering the maiden Inferred mineral resource estimate published in March 2016 ranks Arrow as the largest undeveloped uranium deposit in Canada. The updated resource estimate incorporating 2016 drilling at Arrow is on schedule for release in the coming months. The 2017 program will continue to aggressively test the boundaries of the known area of mineralization which, to date, have continually extended the boundaries of Arrow.”

Figure 1: A2 Mineralized Long Section

200m
300m
400m
500m
600m
700m
800m
117c1
11.05m
72.0m
119c1
1.15m
21.5m
116c1
0.2m
6.5m
OPEN
115c1
0.3m
17.5m
115c2
2.15m
32.0m
116c2
3.05m
47.0m
OPEN
114c1
5.7m
77.0m
114c2
7.35m
41.0m
118c1
0.2m
18.5m
NexGen Energy Ltd.
LEGEND
Assays Pending
3.5m
18.0m
Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
Total Composite Mineralization (Core Length >500 cps)
Denotes mineralized intersection parallel to longsection
A2 High Grade Domain (March 2016)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2017
Smaller diameter pierce points were drilled from 2014 through 2016
The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 4000
(m)
-20 0 20 40 60 80 100 120
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A2 Shear - Longitudinal Section

Figure 2: A3 Mineralized Long Section

117c1
0m
17.5m
400m
115c1
0m
11.5m
115c2
0.5m
7.5m
116c1
6.5m
64.0m
114c1
3.05m
39.0m
114c2
6.55m
54.0m
116c2
1.55m
19.5m
500m
600m
118c1
6.55m
55.0m
119c1
0.35m
16.0m
700m
800m
NexGen
Energy Ltd.
LEGEND
Assays Pending
3.5m
18.0m
Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
Total Composite Mineralization (Core Length >500 cps)
A3 Inferred Mineral Resource Domain (March 2016)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2017
Smaller diameter pierce points were drilled from 2014 through 2016
The A3 Resource Domains are from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 3000
(m)
-20 0 20 40 60 80 100
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A3 Shear - Longitudinal Section

Figure 3: Arrow Deposit Drill Hole Locations

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-114c1	327	-70	849.50	130.00	436.00	452.00	16.00	<500 - 11500
					454.50	456.00	1.50	<500 - 7000
					472.00	474.50	2.50	<500 - 12000
					482.00	489.00	7.00	<500 - 3500
					493.00	494.00	1.00	<500 - 960
					502.50	509.50	7.00	<500 - 52000
					514.00	517.50	3.50	<500 - >61000
					532.50	533.00	0.50	<500 - 510
					607.50	608.50	1.00	<500 - 1900
					612.00	617.00	5.00	<500 - 3300
					623.50	640.00	16.50	<500 - >61000
					645.50	678.00	32.50	<500 - 54000
					683.00	689.50	6.50	<500 - 5100
					692.00	695.50	3.50	<500 - 3700
					698.50	699.00	0.50	<500 - 14000
					701.50	713.00	11.50	<500 -9900
					735.00	738.00	3.00	<500 - 530
AR-17-114c2	327	-70	823.50	130.00	437.50	438.00	0.50	<500 - 870
					441.00	443.00	2.00	<500 - 530
					453.00	456.50	3.50	<500 - 12000
					465.00	465.50	0.50	<500 - 13700
					471.50	472.00	0.50	<500 - 24000
					480.50	481.00	0.50	<500 - 1800
					485.50	486.50	1.00	<500 - 18000
					494.00	507.00	13.00	<500 - 33000
					510.00	517.50	7.50	<500 - 5500
					524.00	524.50	0.50	<500 - 2600
					529.00	531.00	2.00	<500 - >61000
					534.50	535.50	1.00	<500 - 11000
					539.50	557.50	18.00	<500 - >61000
					561.00	563.00	2.00	<500 - 760
					569.50	570.50	1.00	<500 - 1100
					576.00	576.50	0.50	<500 - 570
					626.00	628.50	2.50	<500 - 1200

					639.00	639.50	0.50	<500 -560
					644.50	646.50	2.00	<500 - 4000
					679.00	680.00	1.00	<500 - 2800
					684.00	717.50	33.50	<500 - >61000
					733.50	735.00	1.50	<500 - 7600
AR-17-115c1	327	-70	714.50	118.40	451.50	452.00	0.50	<500 - 1200
					459.00	460.00	1.00	<500 - 2200
					479.00	486.50	7.50	<500 - 6500
					524.50	525.00	0.50	<500 - 2600
					533.50	534.00	0.50	<500 - 1200
					536.50	537.50	1.00	<500 - 5700
					560.00	560.50	0.50	<500 - 510
					603.00	613.00	10.00	<500 - 40000
					615.50	619.00	3.50	<500 - 2700
					660.00	663.50	3.50	<500 - 2700
					674.50	675.00	0.50	<500 - 800
AR-17-115c2	327	-70	786.50	118.40	458.50	459.00	0.50	<500 - 1750
					465.00	465.50	0.50	<500 - 1820
					468.50	469.00	0.50	<500 - 1400
					495.00	496.00	1.00	<500 - 11000
					501.00	501.50	0.50	<500 - 13000
					517.00	520.00	3.00	<500 - 3500
					534.00	534.50	0.50	<500 - 760
					541.50	542.00	0.50	500 - 13000
					550.50	551.00	0.50	<500 - 18000
					572.50	573.00	0.50	<500 - 700
					580.50	582.50	2.00	<500 - 1670
					601.50	602.50	1.00	<500 - 800
					608.00	609.50	1.50	<500 - 5200
					613.50	621.50	8.00	<500 - 56000
					624.00	628.00	4.00	<500 - 22500
					632.50	633.00	0.50	<500 - 710
					635.50	640.00	4.50	<500 - 8200
					644.00	644.50	0.50	<500 - 4300
					649.50	655.50	6.00	<500 - 12500
					672.50	673.00	0.50	<500 - 740
					675.50	676.50	1.00	<500 - 5200
					698.50	700.50	2.00	<500 - 2200
AR-17-116c1	327	-70	879.50	132.00	425.50	429.00	3.50	<500 - 17000
					431.50	442.00	10.50	<500 - 15000
					449.00	461.00	12.00	<500 - 19000

					465.50	466.00	0.50	700 - 17000
					469.00	494.00	25.00	<500 - >61000
					497.50	510.00	12.50	<500 - 24000
					605.00	607.50	2.50	<500 - 50000
					625.00	625.50	0.50	<500 - 1100
					636.00	637.50	1.50	<500 - 750
					659.00	661.00	2.00	<500 - 1100
					705.50	707.00	1.50	<500 - 700
					796.50	799.00	2.50	<500 - 950
					802.00	805.50	3.50	<500 - 1450
AR-17-116c2	327	-70	897.50	132.00	440.00	440.50	0.50	<500 - 2200
					444.00	445.50	1.50	<500 - 5300
					457.00	459.00	2.00	<500 - 6900
					485.00	485.50	0.50	<500 - 510
					489.00	493.00	4.00	<500 - 35000
					497.50	499.00	1.50	1200 - 53000
					518.00	519.00	1.00	<500 - 49000
					522.00	526.00	4.00	<500 - 6600
					532.00	532.50	0.50	<500 - 530
					537.50	540.00	2.50	<500 - 5800
					547.50	549.00	1.50	<500 - 1280
					566.50	568.50	2.00	<500 - 1700
					571.50	572.00	0.50	<500 - 1150
					578.50	580.00	1.50	<500 - 570
					642.00	645.50	3.50	<500 - 760
					663.50	670.00	6.50	<500 - 6900
					673.50	675.00	1.50	<500 - 2300
					678.50	682.50	4.00	<500 - 1700
					685.00	685.50	0.50	<500 - 860
					693.50	710.50	17.00	<500 - >61000
					720.50	732.00	11.50	<500 - 41000
					734.50	735.50	1.00	<500 - 3700
					747.00	747.50	0.50	<500 - 870
					752.00	753.00	1.00	<500 - 2100
					860.50	861.00	0.50	<500 - 740
AR-17-117c1	327	-70	621.50	124.20	395.00	395.50	0.50	<500 - 530
					400.00	400.50	0.50	<500 - 1500
					407.50	409.00	1.50	<500 - 670
					418.00	418.50	0.50	<500 - 900
					427.00	427.50	0.50	<500 - 2100
					430.00	431.00	1.00	<500 - 600

					434.00	443.00	9.00	<500 - 1410
					446.50	447.50	1.00	<500 - 880
					451.00	454.00	3.00	<500 - 3000
					461.00	462.00	1.00	<500 - 1150
					467.50	478.00	10.50	<500 - 3400
					480.50	484.00	3.50	<500 - 2600
					490.00	496.00	6.00	<500 - 2100
					498.50	499.00	0.50	<500 - 680
					501.50	504.00	2.50	<500 - 700
					519.50	526.00	6.50	<500 - 2000
					529.00	529.50	0.50	<500 - 550
					533.50	561.50	28.00	<500 - >61000
					564.00	568.50	4.50	<500 - 28000
					589.00	590.50	1.50	<500 - 1200
					605.50	612.50	7.00	<500 - 8100
AR-17-118c1	327	-70	873.00	129.90	463.50	464.00	0.50	<500 - 1100
					468.00	474.00	6.00	<500 - 1690
					537.00	543.50	6.50	<500 - 27000
					571.50	577.00	5.50	<500 - 19000
					585.50	586.00	0.50	<500 - 960
					600.00	600.50	0.50	<500 - 530
					603.50	604.00	0.50	<500 - 570
					607.00	612.50	5.50	<500 - >61000
					616.50	617.00	0.50	800 - 26000
					619.50	622.50	3.00	<500 - 52000
					628.00	650.50	22.50	<500 - >61000
					654.50	670.50	16.00	<500 - 9100
					675.00	675.50	0.50	<500 - 510
					695.00	697.00	2.00	<500 - 900
					700.00	713.50	13.50	<500 - 4000
					716.00	716.50	0.50	<500 - 650
					745.00	745.50	0.50	<500 - 620
					758.50	759.00	0.50	<500 - 1000
					838.50	840.00	1.50	<500 - 17000
AR-17-119c1	147	-67	825.50	119.50	354.00	357.00	3.00	<500 - 1700
					419.50	436.00	16.50	<500 - 9000
					456.00	456.50	0.50	<500 - 850
					462.50	471.50	9.00	<500 - 4300
					487.50	489.00	1.50	<500 - 3200
					504.00	506.00	2.00	<500 - >61000
					509.50	510.00	0.50	<500 - 7800
					514.00	514.50	0.50	600 - 2900
					529.00	529.50	0.50	<500 - 540
					536.00	536.50	0.50	<500 - 900
					543.50	556.50	13.00	<500 - 48000
					559.00	560.50	1.50	<500 - 1250
					580.50	581.00	0.50	660 - 1600
					591.00	591.50	0.50	<500 - 510
					596.00	596.50	0.50	<500 - 540
					605.50	608.50	3.00	<500 - 2100
					613.00	613.50	0.50	<500 - 620
					617.00	621.00	4.00	<500 - 1050
					679.00	687.50	8.50	<500 - 35000

Parameters:

•	Maximum internal dilution 2.00 m downhole

•

All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Arrow Deposit Drilling

AR-17-114c1

Hole AR-17-114c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was a scissor hole designed to test the A2 shear 15 m down-dip of AR-16-96c2 (4.17% U3O8 over 57.5 m in the A2 shear) and the A3 shear 25 m up-dip of AR-14-13 (1.08% U3O8 over 18.25 m, 1.31% U3O8 over 11.85 m and 5.35% U3O8 over 4.5 m in the A3 shear). Directional drilling was initiated at 201 m. The A2 and A3 shears were intersected at inclinations of -67° and -68°, respectively.

The hole intersected moderately bleached Athabasca sandstone between 112.3 m and the unconformity at 130.0 m. Basement lithologies dominantly consisted of semi-pelitic gneiss with intervals of graphitic pelitic gneiss (the A1 through A3 shears) including mylonite. The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with stringers, disseminated, foliation-controlled, fracture-controlled, and semi-massive to massive pitchblende mineralization. A total composite mineralization of 119.0 m was intersected over 302 m (436.0 to 738.0 m) including 8.75 m of off- scale radioactivity (>10,000 to >61,000 cps). In the A1 shear, 3.0 m of composite mineralization was intersected. In the A2 shear, 77.0 m of composite mineralization was intersected including 5.7 m of off-scale radioactivity. In the A3 shear, 39.0 m of composite mineralization was intersected including 3.05 m of off- scale radioactivity. The hole was terminated at a depth of 849.5 m.

AR-17-114c2

Hole AR-17-114c2 is a directional hole that departed pilot hole AR-17-114c1 at a depth of 346 m. The hole was designed to test A2 shear 42 m down-dip of AR-16-96c2 (4.17% U3O8 over 57.5 m in the A2 shear) and the A3 shear 10 m up-dip of AR-14-13 (1.08% U3O8 over 18.25 m, 1.31% U3O8 over 11.85 m and 5.35% U3O8 over 4.5 m in the A3 shear). Directional drilling was initiated at 361 m. The A2 shear was intersected at an inclination of -68°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A2 and A3 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 and A3 shears in association with stringers, disseminated, fracture-controlled, and semi-massive pitchblende mineralization. A total composite mineralization of 95.0 m including 13.9 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 297.5 m section (437.5 to 735.0 m). In the A2 shear, 41.0 m of composite mineralization including 7.35 m of off-scale radioactivity was intersected. In the A3 shear, 54.0 m of composite mineralization including 6.55 m of off-scale radioactivity was intersected. The hole was terminated at 823.5 m.

AR-17-115c1

Hole AR-17-115c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was a scissor hole designed to test the A2 shear 80 m down-dip of AR-16-81c3 (17.19% U3O8 over 23.0 m in the A2 shear). Directional drilling was initiated at 300 m. The A2 shear was intersected at an inclination of -69°.

The hole intersected bleached and hematized Athabasca Group sandstones between 113.0 m and the unconformity at 118.4 m. Basement lithologies primarily consist of semi-pelitic gneiss with minor intervals of graphitic pelitic gneiss (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 and A3 shears in association with stringers, disseminated, foliation- controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 29.0 m including 0.3 m of off-scale radioactivity (>10,000 to 40,000 cps) was intersected within a 223.5 m section (451.5 to 675.0 m). In the A2 shear, 17.5 m of composite mineralization including 0.3 m of off-scale radioactivity was intersected. An additional 11.5 m of composite mineralization was intersected in the A3 shear. The hole was terminated at a depth of 714.5 m.

AR-17-115c2

Hole AR-17-115c2 is a directional hole that departed pilot hole AR-17-115c1 at a depth of 309 m. The hole was designed to test A2 high-grade domains 110 m down-dip and southwest of AR-16-81c3 (17.19% U3O8 over 23.0 m in the A2 shear). Directional drilling was initiated at 324 m. The A2 shear was intersected at an inclination of -71°.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A2 and A3 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 and A3 shears in association with stringers, disseminated, and fracture-controlled pitchblende mineralization. A total composite mineralization of 39.5 m including 2.65 m of off-scale radioactivity (>10,000 to 51,000 cps) was intersected within a 242.0 m section (458.5 to 700.5 m). In the A2 shear, 32.0 m of composite mineralization including 2.15 m of off-scale radioactivity was intersected. An additional 7.5 m of composite mineralization including 0.5 m of off-scale radioactivity was intersected in the A3 shear. The hole was terminated at 786.5 m.

AR-17-116c1

Hole AR-17-116c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was designed as a scissor hole to test A2 shear 30 m down-dip and northeast of AR-16-108c4 (0.92% U3O8 over 49.5 m in the A2 shear), and the A3 shear 70 m up-dip and northeast of AR-16-101c2 (0.67% U3O8 over 27.5 m and 2.79% U3O8 over 11.5 m in the A3 shear). Directional drilling was initiated at 201 m. The A2 and A3 shears were intersected at inclinations of -65° and -66° respectively.

The hole intersected bleached and desilicified Athabasca Group sandstones between 123.0 m and the unconformity at 132.0 m. Basement lithologies largely consist of semi-pelitic gneiss with narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 through A3 shears in association with stringers, disseminated, foliation-controlled, fracture-controlled, and semi-massive pitchblende mineralization. A total composite mineralization of 78.0 m including 6.7 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 380.0 m section (425.5 to 805.5 m). In the A2 shear, 6.5 m of composite mineralization was intersected including 0.2 m of off-scale radioactivity. In the A3 shear, 64.0 m of composite mineralization was intersected including 6.5 m of off-scale radioactivity. An additional 7.5 m of composite mineralization was intersected in the A1 shear. The hole was terminated at a depth of 879.5 m.

AR-17-116c2

Hole AR-17-116c2 was a directional hole that departed pilot hole AR-17-116c1 at a depth of 204 m. The hole was designed to test the A2 shear 86 m down-dip of AR-16-108c3 (1.85% U3O8 over 27.0 m in the A2 shear) and the A3 shear 30 up-dip and northeast of AR-16-101c2 (2.79% U3O8 over 11.5 m and 0.67% U3O8 over 27.5 m in the A3 shear). Directional drilling was initiated at 585.5 m. The A2 and A3 shears were intersected at inclinations of -70° and -69° respectively.

Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A1 through A4 shears in association with stringers, disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 71.0 m including 4.6 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 421.0 m section (440.0 to 861.0 m). In the A1 shear, 0.5 m of composite mineralization was intersected. In the A2 shear, 47.0 m of composite mineralization including 3.05 m of off-scale radioactivity was intersected. In the A3 shear, 19.5 m of composite mineralization including 1.55 m of off- scale radioactivity was intersected. An additional 4.0 m of composite mineralization was intersected in the A4 shear. The hole was terminated at 897.5 m.

AR-17-117c1

Hole AR-17-117c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was a scissor hole designed to test the A2 shear between holes AR-16-62 (6.35% U3O8 over 124.0 m in the A2 shear) and AR-16-63c2 (15.20% U3O8 over 42.0 m and 12.99% U3O8 over 46.5 m in the A2 shear). Directional drilling was initiated at 261 m. The A2 shear was intersected at an inclination of -70°.

The hole intersected bleached Athabasca Group sandstones between 121.0 m and the unconformity at 124.2 m. Basement lithologies dominantly consist of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 and A3 shears in association with stringers, disseminated, foliation- controlled, fracture-controlled, and semi-massive to massive pitchblende mineralization. A total composite mineralization of 89.5 m including 11.05 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 217.5 m section (395.0 to 612.5 m). In the A2 shear, 72.0 m of composite mineralization including 11.05 m of off-scale radioactivity was intersected. An additional 17.5 m of composite mineralization was intersected in the A3 shear. The hole was terminated at a depth of 621.5 m.

AR-17-118c1

Hole AR-17-118c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was a scissor hole designed to test the A2 shear 75 m down-dip of AR-15-53c3 (1.38% U3O8 over 24.5 m, 3.37% U3O8 over 8.5 m, and 1.87% U3O8 over 9.5 m in the A2 shear) and the A3 shear 28 m southwest of AR-16-105c1 (2.93% U3O8 over 23.5 m and 2.31% U3O8 over 11.0 m in the A3 shear). Directional drilling was initiated at 201 m. The A2 and A3 shears were both intersected at an inclination of -68°.

The hole intersected bleached Athabasca Group sandstones between 123.0 m and the unconformity at 129.9 m. Basement lithologies dominantly consist of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected anomalously to strongly anomalous radioactivity in the A2 through A4 shears in association with stringers, disseminated, foliation-controlled, fracture-controlled, and semi-massive to massive pitchblende mineralization. A total composite mineralization of 86.5 m including 7.3 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 376.5 m section (463.5 to 840.0 m). In the A2 shear, 18.5 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. In the A3 shear, 55.0 m of composite mineralization including 6.55 m of off-scale radioactivity was intersected. In the A4 shear, 13.0 m of composite mineralization including 0.55 m of of-scale radioactivity was intersected. The hole was terminated at a depth of 873.0 m.

AR-17-119c1

Hole AR-17-119c1 was a directional hole collared from the surface at an angled orientation (-67°) to the southeast (147° Azimuth). The hole was designed to test the A2 shear 90 m up-dip and northeast of AR-16- 108c4 (0.92% U3O8 over 49.5 m in the A2 shear). Directional drilling was initiated at 201 m. The A2 shear was intersected at an inclination of -64°.

The hole intersected bleached Athabasca Group sandstones between 93.0 m and the unconformity at 119.5 m. Basement lithologies dominantly consist of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A1 through A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A1 through A3 shears in association with stringers, disseminated, foliation-controlled, fracture-controlled, and semi-massive to massive pitchblende mineralization. A total composite mineralization of 66.5 m including 1.5 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 333.5 m section (354.0 to 687.5 m). In the A1 shear, 29.0 m of composite mineralization was intersected. In the A2 shear, 21.5 m of composite mineralization including 1.15 m of off-scale radioactivity was intersected. An additional 16.0 m of composite mineralization including 0.35 m of off-scale radioactivity was intersected in the A3 shear. The hole was terminated at a depth of 825.5 m.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth below please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and the completion of an updated mineral resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.